AMENDMENT NO.1 TO INVESTMENT ADVISORY AGREEMENT

This Amendment No. 1 to the Investment Advisory Agreement (the “Agreement”) is made October 25, 2021, by and between Highland Capital Management Fund Advisors, L.P., a Delaware limited partnership (the “Adviser”), and Highland Funds I, a Delaware statutory trust (the “Trust”), on behalf of its series, NexPoint Merger Arbitrage Fund (f/k/a Highland Merger Arbitrage Fund) (the “Fund”).

WHEREAS, the Trust is engaged in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Adviser is engaged principally in the business of rendering investment management services and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended; and

WHEREAS, the Trust has retained the Adviser to provide investment management services pursuant to an Investment Advisory Agreement dated May 12, 2016 (the “Original Agreement”);

WHEREAS, the Trust and the Adviser amended the Original Agreement on June 5, 2017 (the “First Amended and Restated Agreement”);

NOW, THEREFORE, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 4 of the First Amended and Restated Agreement is hereby amended in its entirety, effective as of the date hereof, as follows:

SECTION 4.    Advisory Fee.

In return for the services and facilities to be provided to the Fund by the Adviser as provided in Section 2 hereof, the Fund will pay the Adviser a monthly fee, computed and accrued daily, based on an annual rate of 1.00% of the Fund’s “Average Daily Managed Assets,” so long as the Adviser has not waived all or a portion of such compensation. “Average Daily Managed Assets” of the Trust shall mean the average daily value of the total assets of the Trust, less all accrued liabilities of the Trust (other than the aggregate amount of any outstanding borrowings constituting financial leverage). The Adviser may waive a portion of its fees. If this Agreement becomes effective subsequent to the first day of a month or shall terminate before the last day of a month, compensation for such month shall be computed in a manner consistent with the calculation of the fees payable on a monthly basis. Subject to the provisions of Section 5 below, the accrued fees will be payable monthly as promptly as possible after the end of each month during which this Agreement is in effect.

Except as expressly set forth above, the First Amended and Restated Agreement will remain in full force and effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first set forth above.

HIGHLAND CAPITAL MANAGEMENT FUND ADVISORS, L.P.

By:	/s/ Frank Waterhouse

Name:	Frank Waterhouse

Title:	Treasurer

Highland Capital Management Fund Advisors, L.P.

HIGHLAND FUND I,

On behalf of its series,

NexPoint Merger Arbitrage Fund

By:	/s/ Dustin Norris

Name:	Dustin Norris

Title:	Executive Vice President

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